As filed with the Securities and Exchange Commission on June 25, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE NEW GERMANY FUND, INC.
(Name of Subject Company (Issuer))

THE NEW GERMANY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

644465106
(CUSIP Number of Class of Securities)

John Millette
Secretary
The New Germany Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE
________________

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
________________

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Deutsche Asset
& Wealth Management

Press Release

  FOR IMMEDIATE RELEASE

For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281 or 00-800-
2287-2750 from outside the US

The Central Europe, Russia and Turkey Fund, Inc. and The New Germany Fund, Inc.
Announce Upcoming Tender Offers

NEW YORK, NY June 25, 2013 - The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) and The New Germany Fund, Inc. (NYSE: GF) (each, a “Fund,” and together, the “Funds”) announced today that in accordance with each Fund’s Discount Management Program (the “Program”), the Board of Directors of each Fund has approved a cash tender offer for up to 5% of the Fund’s issued and outstanding shares of common stock at a price equal to 98% of its net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires.  Each Fund normally calculates its NAV per share at 11:30 a.m. New York Time on each day during which the New York Stock Exchange is open for trading.  If more than 5% of a Fund’s outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the tender offer, the Fund will purchase shares from tendering stockholders on a pro rata basis.  Subject to the Board’s exercise of its fiduciary duties, each Fund’s tender offer will commence on or about July 31, 2013 and will remain open through August 28, 2013, unless extended.  There can be no assurance that a Fund’s tender offer will reduce the spread between the market price of the Fund’s shares and its NAV per share.

For more information on each Fund, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281 or 00-800-2287-2750 from outside the US.

Important Information
The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey.  Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks.  Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in the Mittelstand – an important group of small and mid-cap German companies.  The Fund may invest up to 35% of its assets in large-cap German companies and up to 20% in other Western European companies

The shares of most closed-end funds, including the Funds, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below, or above net asset value.  There can be no assurance that the Funds’ Discount Management Program will be effective in reducing the Funds’ market discounts.

Investments in funds involve risk. Additional risks of the Funds are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.  Foreign security markets generally exhibit greater price volatility and are less liquid than the US market.  Additionally, the Funds focus their investments in certain geographical regions, thereby increasing their vulnerability to developments in that region and potentially subjecting the Funds’ shares to greater price volatility.  Some funds have more risk than others.  These include funds, such as CEE and GF, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization, or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of CEE or GF. Such Funds have not commenced the self-tender offers described in this press release. Upon commencement of the Funds’ tender offers, the Funds will file with the Securities and Exchange Commission tender offer statements on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal, and other related documents. Stockholders of the Funds should read the offers to purchase and the tender offer statements on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Funds’ tender offers. Stockholders can obtain the offers to purchase and the tender offer statements on Schedule TO and related exhibits when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.
(R-031899-_1 6/13)